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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Global Telecom & Technology, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
378979 10 8
(CUSIP Number)
H. Brian Thompson
Global Telecom & Technology, Inc.
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
Telephone: (703) 442-5500

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Mark Wishner
Telephone: (703) 749-1352
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378979 10 8

1	NAMES OF REPORTING PERSONS: H. Brian Thompson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		24,000(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,463,625(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		24,000(1)

WITH	10	SHARED DISPOSITIVE POWER:

1,463,625(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,487,625(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 18,000 shares of common stock issuable upon the exercise of warrants.
(2) Includes 1,415,500 shares of common stock issuable upon the exercise of warrants.
(3) Includes 1,433,500 shares of common stock issuable upon the exercise of warrants.

CUSIP No.	378979 10 8

1	NAMES OF REPORTING PERSONS: Universal Telecommunications, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
54-1607209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,463,625(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,463,625(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,463,625(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Includes 1,415,500 shares of common stock issuable upon the exercise of warrants.

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Report on Schedule 13D, originally filed on October 25, 2006 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     As of the date of this report, Thompson may be deemed to be the beneficial owner of an aggregate of 1,487,625 shares of Common Stock, which represents approximately 10.3% of the Common Stock outstanding as of February 23, 2007. Thompson has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 24,000 of such shares. Thompson may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of the 1,463,625 of such shares held by Universal. Thompson disclaims ownership of the Shares held by Universal except to the extent of his pecuniary interest therein.
     As of the date of this report, Universal may be deemed to be the beneficial owner of an aggregate of 1,463,625 shares of Common Stock, which represents approximately 10.1% of the Common Stock outstanding. Universal may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, all of such shares.
     All of the percentages calculated in this statement are based upon an aggregate of 13,030,100 shares of Common Stock outstanding as of October 16, 2006.
Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer
     Thompson and certain other stockholders of the Issuer are parties to a registration rights agreements with the Issuer (the “Registration Rights Agreement”), pursuant to which such stockholders are entitled to make up to two demands that the Issuer register their shares of Common Stock, and Common Stock to be issued upon the exercise of their Class W and Class Z warrants, equal to an aggregate of 4,950,100 shares of Common Stock. The holders of the majority of these securities can elect to exercise these registration rights at any time after the Acquisition. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed after the Acquisition.
     The Class W warrants are exercisable for one share of Common Stock. The exercise price for each Class W warrant is $5.00. The Class W warrants became immediately exercisable on October 15, 2006. The Class W warrants will expire at 5:00 p.m., New York City time, on April 10, 2010 or earlier upon redemption. The Issuer may redeem the outstanding Class W warrants (other than certain warrants held by the Issuer’s officers and directors or their affiliates) with HCFP/Brenner Securities LLC’s prior consent:
•	in whole and not in part,

•	at a price of $.05 per warrant,

•	upon a minimum of 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $7.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.
     The Class Z warrants are exercisable for one share of Common Stock. The exercise price for each Class Z warrant is $5.00. The Class Z warrants became immediately exercisable on October 15, 2006. The Class W warrants will expire at 5:00 p.m., New York City time, on April 10, 2012 or earlier upon redemption. The Issuer may redeem the outstanding Class Z warrants (other than certain warrants held by the Issuer’s officers and directors or their affiliates) with HCFP/Brenner Securities LLC’s prior consent:
•	in whole and not in part,

•	at a price of $.05 per warrant,

•	upon a minimum of 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $8.75 per share for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.
     Universal holds 50,000 shares of restricted stock that have not yet vested. The 50,000 shares of restricted stock were granted pursuant to a restricted stock agreement dated as of January 19, 2007 pursuant to the Issuer’s 2006 Employee, Director and Consultant Stock Plan.
Item 7. Material to be Filed as Exhibits.

Exhibit 7.	Restricted Stock Agreement for H. Brian Thompson entered into by the Issuer and Universal dated February 19, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     February 23, 2007

H. BRIAN THOMPSON
By:	/s/ H. Brian Thompson
	Name:	H. Brian Thompson

UNIVERSAL TELECOMMUNICATIONS, INC.
By:	/s/ H. Brian Thompson
	Name:	H. Brian Thompson
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

7	Restricted Stock Agreement for H. Brian Thompson entered into by the Issuer and Universal dated February 19, 2007.